UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-35464

                  Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTES

Caesarstone Sdot-Yam Ltd. (the “Company”) announced the resignation of its director, Avner Naveh, effective immediately. Mr. Naveh is affiliated with Kibbutz Sdot Yam, which owns approximately 32.4% of the Company’s outstanding ordinary shares.  Mr. Naveh informed the board that he was resigning due to a difference of opinion over matters related to the board’s work and material resolutions.  The board reaffirmed its confidence in its processes and resolutions.

Following the resignation of Mr. Naveh, the Company regained compliance with the NASDAQ rule requiring that a majority of its board be comprised of directors that satisfy NASDAQ’s independence requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: September 25, 2015	By:	/s/ Michal Baumwald Oron
	Name:	Michal Baumwald Oron
	Title:	VP Business Development & General Counsel